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                               July 8, 2020

       Michael Bonner
       Senior Director Accounting & Finance, Chief Financial Officer CUMBERLAND PHARMACEUTICALS INC
       2525 West End Avenue, Suite 950
       Nashville, TN 37203

                                                        Re: CUMBERLAND
PHARMACEUTICALS INC
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            File No. 001-33637

       Dear Mr. Bonner:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Item 9A - Controls and Procedures, page 73

   1. Your conclusion refers to only a portion of the definition of disclosure controls and procedures in Exchange
Act Rules 13a-15(e) and 15d-15(e). In this regard, it appears your conclusion applies only
to the portion referred to. Please confirm to us and revise to clarify, if true, that
your conclusion is in regard to the entirety of disclosure controls and procedures as defined.
       Item 2.02 Form 8-K filed May 20, 2020

       Exhibit 99.1, page 10

   2.                                                   Please explain how you
determine the adjustment for the    impact of Vibativ cost of
                                                        product sold    to
arrive at your non-GAAP measure, Adjusted Earnings from continuing operations. For
example, clarify whether the adjustment relates to the entirety of the
                                                        $21,550,000 of
inventory acquired that is allocated to cost of sales for the periods
 Michael Bonner
CUMBERLAND PHARMACEUTICALS INC
July 8, 2020
Page 2
         presented. Explain to us how it represents a non-cash impact and why you characterize the inventory as being acquired at no additional cost to the consideration paid to Theravance.
         Please tell us the remaining amount of inventory you expect to impact this measure in future periods and how long you expect it to be a material adjustment. Tell us how you considered Rule 100(b) of Regulation G in evaluating the propriety of the adjustment, given the net revenue for Vibativ included in net income and adjusted earnings from the sale of this inventory in the periods presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



       You may contact Jeanne Baker, Staff Accountant, at 202-551-3691 or
Terence
O'Brien, Accounting Branch Chief, at 202-551-3355 with any questions.



FirstName LastNameMichael Bonner        Sincerely,
Comapany NameCUMBERLAND PHARMACEUTICALS INC
                                        Division of Corporation Finance
July 8, 2020 Page 2                     Office of Life Sciences
FirstName LastName